345 Park Avenue New York, NY 10154	Direct 212.407.4831 Main 212.407.4000 Fax 212.407.4000

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	ECD Automotive Design, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 19, 2025
File No. 333-288692

Ladies and Gentlemen:

On behalf of our client, ECD Automotive Design, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement (the “Registration Statement”) on Form S-1 filed on September 19, 2025, contained in the Staff’s letter dated September 25, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed September 19, 2025 Cover Page

1. Please tell us how you determined that it was appropriate to register 300 million shares of your common stock pursuant to the equity purchase facility agreement.

COMPANY RESPONSE: The Equity Purchase Facility Agreement (the “EPFA”) the Company entered into on June 20, 2025 provided that the Company can issue and sell up to $500 million under the EPFA. At that time, the Company’s common stock was trading at approximately $0.31 per share. To issue and sell $500 million at $0.31 per share, the Company would need to sell more than 1.6 billion shares, which is more than the 1 billion shares the Company has authorized for issuance. The Company determined to register up to 300 million shares in the Registration Statement for sale under the EPFA. Following the 1:40 reverse split of the Company’s common stock, which occurred on September 18, 2025, the Company determined to continue with the registration of up to 300 million shares in the Registration Statement for sale under the EPFA. Due to fluctuations in the price of the Company’s common stock, at this time it cannot be determined with certainty how many shares of the Company’s common stock will need to be sold to raise $500 million under the EPFA. Accordingly, the Company has determined to register 300 million shares of common stock in connection with the EPFA.

September 29, 2025

2. We note your response to prior comment 1. Please revise the disclosure in the second paragraph of the cover page to clarify that the selling securityholders will sell the warrants at a fixed price of $460.00 until they are quoted on an exchange or trading market.

COMPANY RESPONSE: Please be advised the Company is not registering the Private Warrants for resale in the Amended Registration Statement, rather, the Company is registering the shares of common stock underlying the private warrants for resale. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page ii of the Amended Registration Statement.

There can be no assurance we will be able to comply with the continued listing standards, page 25

3. We note the statements in your September 22, 2025 press release that "The Company expects to comply with both the minimum bid price requirement and the equity standard requirement within the time periods mandated by the Panel" and that "To address the equity standard, in June of 2025, the Company executed a $500 million equity line of credit, and a lender recently converted $15.5 million in debt to preferred equity and purchased an additional $1.1 million of preferred stock." Please tell us with specificity where you have disclosed in your amendment that: (1) the company expects to comply with both the minimum bid price requirement and the equity standard requirement within the time periods mandated by the Panel; and (2) a lender recently converted $15.5 million in debt to preferred equity and purchased an additional $1.1 million of preferred stock.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has enhanced the disclosures on pages 43 and 55 of the Amended Registration Statement.

Management identified a material weakness in our internal control over financial reporting, page 31

4. Please update the disclosure about the disclosure controls and procedures as requested in the last sentence of prior comment 4.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure on page 32 of the Amended Registration Statement.

Please do not hesitate to contact James A. Prestiano of Loeb & Loeb LLP at (212) 407-4831 with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano
James A. Prestiano
Senior Counsel

cc:	Scott Wallace, CEO ECD Automotive Design, Inc.
David J. Levine, Esq.